UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 29, 2024

(Date of Report (Date of earliest event reported))

FUNDREBEL DEAN, LLC

(Exact name of registrant as specified in its charter)

Delaware	87-4648774
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

104 W. 40th Street, Suite 1030 New York, NY	10018
(Address of principal executive offices)	(Zip Code)

(212) 203-7672
Registrant’s telephone number, including area code

Class A Common Shares Class B Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.           Other Events

Compliance With Ongoing Reporting Requirements

FundRebel Dean, LLC (the “Company”) will be unable to timely file its Form 1-K for the year ended December 31, 2023, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FundRebel Dean, LLC

By: FundRebel, LLC, its Manager

By:	/s/ Mark Drachman
Name:	Mark Drachman
Title:	Managing Principal

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